                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                       OPHTHALMIC IMAGING SYSTEMS, INC.
                               (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
                        (Title of Class of Securities)

                                    683737
                                (CUSIP Number)

                          Premier Laser Systems, Inc.
                             Attn: Colette Cozean
                                3 Morgan Avenue
                               Irvine, CA 92718

                                with a copy to:

                            Peter J. Tennyson, Esq.
                           William J. Simpson, Esq.
                     Paul, Hastings, Janofsky & Walker LLP
                      695 Town Center Drive, 17/th/ Floor
                         Costa Mesa, California 92626
                                (714) 668-6200

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               December 30, 1997
                     (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

------------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 5 Pages)

                        (Continued on following pages)
CUSIP No. 683737                     13D                       Page 2 of 5 Pages

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     PREMIER LASER SYSTEMS, INC.
     33-0472684

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           a[_]
                                                           b[X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CALIFORNIA

NUMBER OF                  7.   SOLE VOTING POWER
SHARES
BENEFICIALLY                    1,151,398
OWNED BY
EACH                       8.   SHARED VOTING POWER
REPORTING
PERSON                          0
WITH
                           9.   SOLE DISPOSITIVE POWER

                                1,151,398

                           10.  SHARED DISPOSITIVE POWER

                                0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,151,398

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

     N/A
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 683737                     13D                       Page 3 of 5 Pages

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.5%, BASED ON 3,905,428 SHARES OF COMMON STOCK REPORTED AS OUTSTANDING AS OF OCTOBER 31, 1997.

14.  TYPE OF PERSON REPORTING

     CO

                          OPHTHALMIC IMAGING SYSTEMS
                                 Common Stock

                                 SCHEDULE 13D


     This Amendment No. 1 (the "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 29, 1997 (the "Schedule 13D") with respect to the purchase of shares of common stock, no par value per share (the "Shares"), of OPHTHALMIC IMAGING SYSTEMS, INC., a California corporation. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 3.    Sources and Amount of Funds or Other Consideration.

     The response set forth in Item 3 of the Schedule 13D is hereby amended by replacing "$1,527,067" in the first sentence with "$1,648,297".

Item 5.    Interest in Securities of the Issuer.

     The response set forth in Item 5(a) of the Schedule 13D is hereby amended by replacing "1,095,500" and "28.0%" in the first sentence with "1,151,398" and "29.5%", respectively.

     The response set forth in Item 5(b) of the Schedule 13D is hereby amended by replacing "1,095,500" in the first sentence with "1,151,398".

     The response set forth in Item 5(c) of the Schedule 13D is hereby amended to add the following transactions, all of which involved open market purchases:

  Date of         Number of           Aggregate
Transaction    Shares Purchased    Price Per Share    Purchase Price
-----------    ----------------    ---------------    --------------
  12/29/97          10,000              1.6563          $16,562.50

  12/29/97          15,200              1.625            24,700.00

  12/30/97           3,000              1.6563            4,968.90

  12/30/97           8,865              1.6875           14,959.69

  12/30/97          15,500              1.75             27,125.00

  12/31/97           3,333              1.75              5,832.75

     Other than the transactions described above, as of the date this filing was executed, no transactions in the Shares have been effected since the filing of the Schedule 13D.


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

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 3, 1998

                                        PREMIER LASER SYSTEMS, INC.


                                        By: /s/ Michael L. Hiebert
                                            ------------------------------
                                            Name: Michael L. Hiebert
                                            Title: Chief Financial Officer



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